EXHIBIT 99.4
Media Release

17 June 2021

Rio Tinto opens new scandium plant in Canada
SOREL-TRACY, Canada – Rio Tinto has started operations at a new commercial scale demonstration plant to produce high-quality scandium oxide at its Rio Tinto Fer et Titane (RTFT) metallurgical complex in Sorel-Tracy, Quebec.

The $6 million project, in which the Government of Quebec contributed approximately $650,000 through the Quebec Plan for the Development of Critical and Strategic Minerals, was completed on time and on budget, less than six months after the start of construction.

Six employees have been hired to operate the plant, which uses an innovative process developed by RTFT to extract high purity scandium oxide from the waste streams of titanium dioxide production, without the need for any additional mining.

Commissioning work is now being undertaken as production ramps up to a capacity of three tonnes of scandium oxide per year. RTFT is already considering the potential for further investments to add additional modules in line with market demand.

Rio Tinto Iron and Titanium managing director Stéphane Leblanc said: “For the first time, customers will benefit from a North American supply of scandium oxide for applications in solid oxide fuel cells, lasers, lighting products or as an additive to produce high-performance alloys. In less than two years, we have gone from testing a process to extract this critical material in a lab to being able to supply approximately 20% of the global market. This is a testament to our team’s capacity to think outside the box and deliver on our commitments.”

Quebec Minister of Energy and Natural Resources Jonatan Julien said: “I am very pleased to see this major critical and strategic minerals project come to fruition in Quebec. It will help strengthen the security of our supply and add value to our industrial waste from the mining sector. It is also consistent with the government's vision of creating wealth in a greener economy. I wish Rio Tinto Iron and Titanium and the team at this new plant every success!”

This project is part of a series of innovations supported by Rio Tinto’s Critical Minerals and Technology Centre in the field of critical minerals and materials, including the recent launch of a water atomized steel powder for 3-D printing applications.

With its world-class aluminium business, Rio Tinto is also well positioned to produce aluminium-scandium alloys to meet customer’s needs. In March, the company announced an agreement to provide a first batch of high-performance aluminium-scandium alloy from its North American operations to Amaero, a leader in metal additive manufacturing.

To learn more, visit www.elementnorth21.ca

Notes to editors

RTFT operates an open cast ilmenite mine at Lac Tio near Havre-Saint-Pierre, on Quebec’s North Shore. The ore is used to produce high-quality titanium dioxide feedstock, pig iron, steel and metal at RTFT’s metallurgical complex in Sorel-Tracy, Quebec. Together, the sites employ over 1,600 people.

RTFT has operated in Quebec for 70 years and pioneered the process of removing iron from ilmenite. In the last decade, RTFT has focused on developing, marketing and fine-tuning the UGS process, which produces slag with a very high titanium dioxide content sold to pigment producers.

Founded in 1967, RTFT’s Critical Minerals and Technology Centre conducts research on process improvement and develops new products. The Centre features state-of-the-art equipment and highly specialised instruments, such as inductively coupled plasma spectrometers, X-ray diffractometers, atomic absorption units, image analysers, scanning electron microscopes and powder metallurgy testing laboratory.

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